SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 3)

                 Under the Securities Exchange Act of 1934

                         TRANS WORLD GAMING CORP.
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                             (Name of Issuer)

            Shares of Common Stock, par value $0.001 per share
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                      (Title of Class of Securities)

                                0008933751
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                              (CUSIP NUMBER)

                             Timothy G. Ewing
                           Value Partners, Ltd.
                           c/o Ewing & Partners
                             4514 Cole Avenue
                            Dallas, Texas 75205
                         Tel. No.: (214) 522-2100
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            September 13, 1999
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

CUSIP No. 0008933751         13D/A

 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
     NOS. OF ABOVE PERSONS

     Value Partners, Ltd.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) /   /
                                                      (b) /   /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)              /   /

     Not applicable

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER         7   SOLE VOTING POWER          7,927,893*
       OF
     SHARES         8   SHARED VOTING POWER        0
  BENEFICIALLY
    OWNED BY        9   SOLE DISPOSITIVE POWER     7,927,893*
      EACH
    REPORTING       10  SHARED DISPOSITIVE POWER   0
   PERSON WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     7,927,893*

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                       /   /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     70.2%

 14  TYPE OF REPORTING PERSON*

     PN

     *But see Item 5

CUSIP No. 0008933751         13D/A

 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
     NOS. OF ABOVE PERSONS

     Ewing & Partners

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) /   /
                                                      (b) /   /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           /   /

     Not applicable

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER         7   SOLE VOTING POWER          0
       OF
     SHARES         8   SHARED VOTING POWER        0*
  BENEFICIALLY
    OWNED BY        9   SOLE DISPOSITIVE POWER
      EACH
    REPORTING       10  SHARED DISPOSITIVE POWER   0*
   PERSON WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     0*

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                    /   /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

 14  TYPE OF REPORTING PERSON*

     PN

     *But see Item 5

CUSIP No. 0008933751         13D/A

 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
     NOS. OF ABOVE PERSONS

     Timothy G. Ewing

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) /   /
                                                      (b) /   /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)              /   /

     Not applicable

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER         7   SOLE VOTING POWER          0
       OF
     SHARES         8   SHARED VOTING POWER        0*
  BENEFICIALLY
    OWNED BY        9   SOLE DISPOSITIVE POWER
      EACH
    REPORTING       10  SHARED DISPOSITIVE POWER   0*
   PERSON WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     0*

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                            /   /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

 14  TYPE OF REPORTING PERSON*

     PN

     *But see Item 5

                      AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing & Partners, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $.001 per share ("Common Stock"), of Trans World Gaming Corp. (the "Issuer"), as filed with the Securities and Exchange Commission on July 11, 1996 and as amended from time to time since such date to the date hereof (the "Statement"). The Statement is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

     On September 13, 1999, Value Partners purchased $3,000,000 of 12% Senior Secured Notes of the Issuer due March 17, 2005 (the "Notes"). The funds for the purchase of the Notes came from the working capital of Value Partners. Pursuant to the Amended Loan Agreement in connection with the issuance of the Notes and for no additional consideration, Value Partners received 1,250,727 common stock purchase warrants of the Issuer that in the aggregate gives Value Partners the right to purchase 1,250,727 shares of Common Stock. Each of such warrants is exercisable for a period of ten years and may be exercised at any time prior to March 31, 2008 at an exercise price of $0.01 per share.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

     Value Partners has acquired the 7,927,893 shares of Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock beneficially owned by it.

     Except as set forth above, none of Value Partners, Ewing & Partners, EAM, or Ewing has any plans or proposals of the type referred to in clauses
(a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

     (a) As of September 13, 1999, Value Partners beneficially owned 7,927,893 shares of Common Stock, which represents 70.2% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 7,927,893 shares of Common Stock beneficially owned by Value Partners as of the date hereof by (ii) 11,292,179 shares of Common Stock, which equals the sum of (x) 3,364,286 shares of Common Stock outstanding based upon the Issuer's latest Quarterly Report on Form 10-QSB/A filed with the Securities and Exchange Commission on September 9, 1999, and (y) 7,927,893 shares of Common Stock beneficially owned by Value Partners as of the date hereof (all of such shares representing Value Partners' right to acquire 7,927,893 shares of Common Stock through the exercise of its Warrants).

     (b) Value Partners has the sole power to vote and dispose of the 7,927,893 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 7,927,893 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 7,927,893 shares of Common Stock owned by Value Partners.

     (c) During the past 60 days, Value Partners effected the following transaction in the Common Stock in the over-the-counter market:

        Transaction                 TWG       Quantity     Price per
            Date      Buy/Sell   Warrants     (shares)     Share ($)
            ----      --------   --------     --------     ---------

                                   Exp.
          9/13/99       Buy     03/31/2008   1,250,727      See Item 3


     (d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

     (e)  Not applicable.

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    September 22, 1999



                              VALUE PARTNERS, LTD.

                              By: EWING & PARTNERS,
                                  as General Partner


                                 By: /S/ TIMOTHY G. EWING
                                     --------------------------
                                     Timothy G. Ewing,
                                     as Managing Partner


                              EWING & PARTNERS


                              By: /S/ TIMOTHY G. EWING
                                  --------------------------
                                  Timothy G. Ewing,
                                  as Managing Partner


                              /S/ TIMOTHY G. EWING
                              ----------------------------
                              Timothy G. Ewing